77L

                         CHANGE IN ACCOUNTING PRINCIPLE
                                       OF
                       AIM SELECT REAL ESTATE INCOME FUND




As a result of a recent Financial Accounting Standards Board ("FASB") Emerging Issue Task Force consensus and subsequent related Securities and Exchange Commission ("SEC") guidance, the Fund has reclassified periodic payments made under interest rate swap agreements, previously included within interest expense, as a component of realized gain (loss) in the statement of operations. For consistency, similar reclassifications have been made to amounts appearing in the previous year's statement of changes in net assets and the per share amounts in prior year financial highlights. Prior year net investment income and expense ratios in the financial highlights have also been modified accordingly. This reclassification increased net investment income and decreased net realized gains by $3,941,757 and $1,180,223 for the year ended December 31, 2003 and the period ended May 31, 2002 (date operations commenced) through December 31, 2002, respectively. This reclassification has no effect on the Fund's net asset value, either in total or per share, or the increase (decrease) in net assets from operations during either period.





                                           By:    /s/ Robert H. Graham
                                                ------------------------------
                                                Name: Robert H. Graham
                                                Title:    President